UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2012

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Redemption of Notes and Cancellation of Listing dated 2 April 2012
Exhibit No. 2	Holding(s) in Company dated 2 April 2012
Exhibit No. 3	Change in Director's Details dated 3 April 2012
Exhibit No. 4	Publication of Final Terms dated 4 April 2012
Exhibit No. 5	FRN Variable Rate Fix dated 4 April 2012
Exhibit No. 6	Annual Information Update dated 5 April 2012
Exhibit No. 7	Annual Information Update dated 5 April 2012
Exhibit No. 8	Publication of Prospectus dated 5 April 2012
Exhibit No. 9	Publication of Prospectus dated 5 April 2012
Exhibit No. 10	Publication of Prospectus dated 5 April 2012
Exhibit No. 11	FRN Variable Rate Fix dated 12 April 2012
Exhibit No. 12	FRN Variable Rate Fix dated 17 April 2012
Exhibit No. 13	FRN Variable Rate Fix dated 17 April 2012
Exhibit No. 14	Change in Director's Details dated 19 April 2012
Exhibit No. 15	FRN Variable Rate Fix dated 23 April 2012
Exhibit No. 16	FRN Variable Rate Fix dated 23 April 2012
Exhibit No. 17	Credit Event: Put Option dated 24 April 2012
Exhibit No. 18	FRN Variable Rate Fix dated 25 April 2012
Exhibit No. 19	FRN Variable Rate Fix dated 26 April 2012
Exhbit No. 20	FRN Variable Rate Fix dated 26 April 2012
Exhbit No. 21	Strategic partnership for BNRI dated 30 April 2012
Exhbit No. 22	Total Voting Rights dated 30 April 2012

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 1, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 1, 2012

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No.1

2 April 2012

BARCLAYS BANK PLC
EUR 1,500,000,000 Floating Rate Subordinated Step-Up Callable Notes due 2017
(the "Notes")

ISIN: XS0301811070

NOTICE OF REDEMPTION OF NOTES AND CANCELLATION OF LISTING

NOTICE IS HEREBY GIVEN by Barclays Bank PLC (the "Company") that the Company will fully redeem all of the outstanding Notes on 30 May 2012 (the "Redemption Date"), in accordance with Condition 6(e) of the Notes. The outstanding Notes will be redeemed on the Redemption Date at a price equal to 100 per cent. of their principal amount plus accrued but unpaid interest from, and including, 28 February 2012 to, but excluding, the Redemption Date. Accordingly, the listing of the Notes on the Official List of the FSA and the admission of the Notes to trading on the Regulated Market of the London Stock Exchange plc will be cancelled with effect from the close of business on the Redemption Date.

Exhibit No.2

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	Barclays PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments	✓
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	His Highness Sheikh Mansour Bin Zayed Al Nahyan ("HHSM")
4. Full name of shareholder(s) (if different from 3.):iv	Yas Capital Limited ("YCL")
5. Date of the transaction and date on which the threshold is crossed or reached: v	Transaction date: 27 April 2011 Date threshold crossed: 29 March 2012
6. Date on which issuer notified:	30 March 2012
7. Threshold(s) that is/are crossed or reached: vi, vii	7%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
Ordinary shares	758,437,618	758,437,618	Nil	Nil	758,437,618	Nil%	6.216%
ISIN GB0031348658

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv		Number of voting rights that may be acquired if the instrument is exercised/ converted.			% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
Cash-settled options referencing ordinary shares				91,512,390		Nominal	Delta
							0.750%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
849,950,008			6.96581%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
The cash-settled options are legally owned by YCL.  YCL is, in turn, wholly owned by HHSM.

The triggering event is an increase in the total voting rights deemed to be held by YCL under the cash-settled options (pursuant to DTR 5.3.1R) to 91,512,390.  Accordingly, as a result of the triggering event, YCL is deemed to hold directly, and HHSM is deemed to hold indirectly, 0.750% of the voting rights in Barclays PLC through YCL's total holding of cash-settled options.

For the avoidance of doubt, YCL has no right to acquire or exercise any voting rights in Barclays PLC.

The indirect holding by HHSM of the cash-settled options, when aggregated with HHSM's pre-existing indirect holding of ordinary shares (which has been the subject of previous notifications), is now less than the 7% threshold for voting rights that is notifiable by HHSM pursuant to DTR 5.1.2R.

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
As required under the Disclosure Rules, this notification has been prepared using the total voting rights figure of 12,201,745,704 as set out in the regulatory announcement made by Barclays PLC dated 29 February 2012

14. Contact name:	Michael Latefi
15. Contact telephone number:	+971.566.852.568

Exhibit No.3

3 April 2012

BARCLAYS PLC and BARCLAYS BANK PLC

CHANGE IN DIRECTORS' DETAILS

In accordance with Listing Rule LR 9.6.14(2), Barclays PLC and Barclays Bank PLC announce that Alison Carnwath was appointed to the Board of Zurich Financial Services Ltd as a non-executive Director with effect from 29 March  2012.

For further information please contact:

Media Relations

Sarah MacDonald or Giles Croot

Tel: +44 (0) 20 7116 4755

Exhibit No.4

Publication of Final Terms

The following final terms has been provided to the UK Listing Authority and is available for viewing:

Final Terms in relation to Barclays Bank PLC's issue of £1,500,000,000 1.50 per cent. Fixed Rate Guaranteed Notes due 2017 under the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme.

To view the full document, please paste the following URL into the address bar of your browser.

http://www.rns-pdf.londonstockexchange.com/rns/8454A_1-2012-4-4.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Final Terms available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Final Terms. In accessing the Final Terms, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE FINAL TERMS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE FINAL TERMS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE FINAL TERMS IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE FINAL TERMS MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Final Terms may be addressed to and/or targeted at persons who are residents of particular countries (specified in the information memorandum relating to Notes benefitting from a guarantee from The Commissioners of Her Majesty's Treasury and issued pursuant to the Barclays PLC and Barclays Bank PLC £60,000,000,000 Debt Issuance Programme (the "Information Memorandum")) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms is not addressed. Prior to relying on the information contained in the Final Terms you must ascertain from the Information Memorandum whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Final Terms or make an investment decision with respect to any Notes issued or to be issued pursuant to the Final Terms, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act). By accessing the Final Terms, you shall be deemed to have represented that you are not a U.S. person, and that you consent to delivery of the Final Terms via electronic publication.

You are reminded that the Final Terms has been made available to you on the basis that you are a person into whose possession the Final Terms may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Final Terms to any other person.

The Final Terms does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuer in such jurisdiction. Under no circumstances shall the Final Terms constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Final Terms, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Final Terms has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Final Terms made available to you in electronic format and the hard copy version available to you on request from the issuer.

Exhibit No.5

As Agent Bank, please be advised of the following rate determined on: 13/01/12
Issue	¦ Barclays Bank PLC - Series 210 - EUR 1,500,000,000 FRN due 17 Apr 2012

ISIN Number	¦ XS0731708268
ISIN Reference	¦ 073170826
Issue Nomin EUR	¦ 1,500,000,000
Period	¦ 17/01/12 to 17/04/12		Payment Date 17/04/12
Number of Days	¦ 91
Rate	¦ 2.781
Denomination EUR	¦ 1,000	¦ 1,500,000,000	¦

Amount Payable per Denomination	¦ 7.03	¦ 10,544,625.00	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Bank of New York Mellon

Source: Bank of New York Mellon

Exhibit No.6

Barclays PLC

Annual Information Update

In accordance with Prospectus Rule 5.2, Barclays PLC (the "Company') announces that the following information has been published or made available to the public in the last 12 months, in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

07/04/2011	Barclays PLC	Chris Lucas speaks at investor conference
08/04/2011	Barclays PLC	Annual Information Update
27/04/2011	Barclays PLC	Interim Management Statement
27/04/2011	Barclays PLC	AGM Statement
27/04/2011	Barclays PLC	Result of AGM
28/04/2011	Barclays PLC	Total Voting Rights
28/04/2011	Barclays PLC	Acquisition
28/04/2011	Barclays PLC	Documents Submitted to National Storage Mechanism
03/05/2011	Barclays PLC	Holding(s) in Company
09/05/2011	Barclays PLC	Statement re Payment Protection Insurance
09/05/2011	Barclays PLC	Director/PDMR Shareholding
11/05/2011	Barclays PLC	Chris Lucas speaks at New York Investor Conference
11/05/2011	Barclays PLC	Publication of Prospectus
11/05/2011	Barclays PLC	Directorate Change
11/05/2011	Barclays PLC	Director/PDMR Shareholding
23/05/2011	Barclays PLC	Antony Jenkins speaks at investor conference
31/05/2011	Barclays PLC	Total Voting Rights
07/06/2011	Barclays PLC	Antony Jenkins speaks at investor conference
09/06/2011	Barclays PLC	Chris Lucas speaks at investor conference
14/06/2011	Barclays PLC	Director/PDMR Shareholding
15/06/2011	Barclays PLC	Director/PDMR Shareholding
20/06/2011	Barclays PLC	Director/PDMR Shareholding
22/06/2011	Barclays PLC	Publication of Prospectus
29/06/2011	Barclays PLC	Additional Listing
30/06/2011	Barclays PLC	Total Voting Rights
01/07/2011	Barclays PLC	Change in Directors' Details
13/07/2011	Barclays PLC	Holding(s) in Company
15/07/2011	Barclays PLC	Results of 2011 EBA EU-wide stress test
29/07/2011	Barclays PLC	Total Voting Rights
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
29/07/2011	Barclays PLC	Blocklisting Interim Review
02/08/2011	Barclays PLC	Half Yearly Report
03/08/2011	Barclays PLC	Director / PDMR Shareholding
03/08/2011	Barclays PLC	Publication of Supplement to Base Prospectus
05/08/2011	Barclays PLC	Director / PDMR Shareholding
11/08/2011	Barclays PLC	Director / PDMR Shareholding
31/08/2011	Barclays PLC	Chris Lucas speaks at London investor conference
31/08/2011	Barclays PLC	Total Voting Rights
13/09/2011	Barclays PLC	Bob Diamond speaks at New York Investor Conference
14/09/2011	Barclays PLC	Director / PDMR Shareholding
16/09/2011	Barclays PLC	Director / PDMR Shareholding
19/09/2011	Barclays PLC	Antony Jenkins speaks at Investor Conference
19/09/2011	Barclays PLC	Director / PDMR Shareholding
23/09/2011	Barclays PLC	Directorate Change
29/09/2011	Barclays PLC	Total Voting Rights
04/10/2011	Barclays PLC	Bob Diamond speaks at London investor conference
18/10/2011	Barclays PLC	Holding(s) in Company
25/10/2011	Barclays PLC	Disposal
31/10/2011	Barclays PLC	Interim Management Statement
31/10/2011	Barclays PLC	Total Voting Rights
01/11/2011	Barclays PLC	Publication of Prospectus
10/11/2011	Barclays PLC	Barclays announces sale of Barclays Private Equity
16/11/2011	Barclays PLC	Rich Ricci speaks at London investor conference
28/11/2011	Barclays PLC	Additional Listing
30/11/2011	Barclays PLC	Total Voting Rights
08/12/2011	Barclays PLC	Statement on EBA Announcement
15/12/2011	Barclays PLC	Director / PDMR Shareholding
19/12/2011	Barclays PLC	Director / PDMR Shareholding
21/12/2011	Barclays PLC	Director / PDMR Shareholding
30/12/2011	Barclays PLC	Total Voting Rights
10/01/2012	Barclays PLC	Publication of Prospectus
25/01/2012	Barclays PLC	Blocklisting Interim Review LTIP
25/01/2012	Barclays PLC	Blocklisting Interim Review ISOP
25/01/2012	Barclays PLC	Blocklisting Interim Review ESOS
25/01/2012	Barclays PLC	Blocklisting Interim Review MCN
25/01/2012	Barclays PLC	Blocklisting Interim Review SAYE
25/01/2012	Barclays PLC	Blocklisting Interim Review SIP
25/01/2012	Barclays PLC	Blocklisting Interim Review SVP
25/01/2012	Barclays PLC	Blocklisting Interim Review Warrants
25/01/2012	Barclays PLC	Blocklisting Interim Review WSAYE
25/01/2012	Barclays PLC	Blocklisting Interim Review WESOP
31/01/2012	Barclays PLC	Total Voting Rights
01/02/2012	Barclays PLC	Absa Trading Statement
10/02/2012	Barclays PLC	Change in Directors' Details
10/02/2012	Barclays PLC	Final Results
13/02/2012	Barclays PLC	Publication of Base Prospectus
13/02/2012	Barclays PLC	Director/PDMR Shareholding
13/02/2012	Barclays PLC	Joint Report on Form 6-K
21/02/2012	Barclays PLC	TR-1: Notification of Major Interest in Shares
24/02/2012	Barclays PLC	TR-1: Notification of Major Interest in Shares
28/02/2012	Barclays PLC	Barclays Statement on HMRC Announcement
29/02/2012	Barclays PLC	Total Voting Rights
01/03/2012	Barclays PLC	Holding(s) in Company
01/03/2012	Barclays PLC	Holding(s) in Company
07/03/2012	Barclays PLC	Holding(s) in Company
09/03/2012	Barclays PLC	Annual Financial Report
12/03/2012	Barclays PLC	Holding(s) in Company
13/03/2012	Barclays PLC	Change in Directors' Details
14/03/2012	Barclays PLC	Director/PDMR Shareholding
19/03/2012	Barclays PLC	Holding(s) in Company
22/03/2012	Barclays PLC	Director/PDMR Shareholding
26/03/2012	Barclays PLC	Director/PDMR Shareholding
26/03/2012	Barclays PLC	Notice of AGM
27/03/2012	Barclays PLC	Bob Diamond speaks at London investor conference
28/03/2012	Barclays PLC	Holding(s) in Company
28/03/2012	Barclays PLC	Holding(s) in Company
30/03/2012	Barclays PLC	Total Voting Rights
30/03/2012	Barclays PLC	Annual report on Form 20-F
02/04/2012	Barclays PLC	Holding(s) in Company
03/04/2012	Barclays PLC	Change in Directors' Details

Details of all regulatory announcements can be found in full on the Company's Market News pages on the London Stock Exchange website at www.londonstockexchange.com.

The Company also has a secondary listing on the New York Stock Exchange.  The Company has submitted filings to the US Securities and Exchange Commission ("SEC").  Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company has submitted filings to Companies House in relation to:

• the allotment of shares
• the resignation of Directors and changes in Directors particulars
• the filing of Group accounts
• the Company's annual return
• the authority to allot shares and to dis-apply pre-emption rights

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

The Company's Annual Report for the period ended 31 December 2011 (which was submitted to the National Storage Mechanism on 9 March 2012) can be found on the Company's Investor Relations website at: www.barclays.com/investorrelations.

Further information regarding the Company and its activities is available at:
www.barclays.com and www.barclays.com/investorrelations.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves
Deputy Secretary
5 April 2012

Exhibit No.7

Barclays Bank PLC

Annual Information Update

In accordance with Prospectus Rule 5.2, Barclays Bank PLC (the "Company') announces that the following information has been published or made available to the public in the last 12 months, in compliance with laws and rules dealing with the regulation of securities, issuers of securities and securities markets.

The following UK regulatory announcements have been made via a Regulatory Information Service:

08/04/2011	Barclays Bank PLC	Annual Information Update
11/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
12/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
12/04/2011	Barclays Bank PLC	Publication of Final Terms
13/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
13/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
14/04/2011	Barclays Bank PLC	Stabilisation Notice
15/04/2011	Barclays Bank PLC	Stabilisation Notice
15/04/2011	Barclays Bank PLC	Stabilisation Notice
15/04/2011	Barclays Bank PLC	Stabilisation Notice
15/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
26/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
26/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
26/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
27/04/2011	Barclays Bank PLC	Interim Management Statement
28/04/2011	Barclays Bank PLC	Acquisition
28/04/2011	Barclays Bank PLC	FRN Variable Rate Fix
09/05/2011	Barclays Bank PLC	Statement re Payment Protection Insurance
09/05/2011	Barclays Bank PLC	Notice of Redemption of Notes
09/05/2011	Barclays Bank PLC	Notice of Redemption of Notes
11/05/2011	Barclays Bank PLC	Publication of Prospectus
11/05/2011	Barclays Bank PLC	Publication of Prospectus
11/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
11/05/2011	Barclays Bank PLC	Directorate Change
11/05/2011	Barclays Bank PLC	Stabilisation Notice
13/05/2011	Barclays Bank PLC	Net Asset Value(s)
16/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
23/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
27/05/2011	Barclays Bank PLC	FRN Variable Rate Fix
02/06/2011	Barclays Bank PLC	ERR
02/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
02/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
09/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
20/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
22/06/2011	Barclays Bank PLC	Publication of Prospectus
23/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
23/06/2011	Barclays Bank PLC	FRN Variable Rate Fix
01/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
11/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
12/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
13/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
15/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
15/07/2011	Barclays Bank PLC	Results of 2011 EBA EU-wide stress test
19/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
26/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
27/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
29/07/2011	Barclays Bank PLC	FRN Variable Rate Fix
02/08/2011	Barclays Bank PLC	Half Yearly Report
03/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
03/08/2011	Barclays Bank PLC	Publication of Supplement to Base Prospectus
11/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
15/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
22/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
26/08/2011	Barclays Bank PLC	Publication of Base Prospectus
26/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
26/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
30/08/2011	Barclays Bank PLC	FRN Variable Rate Fix
02/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
02/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
07/09/2011	Barclays Bank PLC	Publication of Prospectus
07/09/2011	Barclays Bank PLC	Publication of Prospectus
08/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
09/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
15/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
19/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
20/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
23/09/2011	Barclays Bank PLC	Directorate Change
27/09/2011	Barclays Bank PLC	FRN Variable Rate Fix
04/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
11/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
12/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
13/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
14/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
17/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
26/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
27/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/10/2011	Barclays Bank PLC	FRN Variable Rate Fix
25/10/2011	Barclays Bank PLC	Disposal
01/11/2011	Barclays Bank PLC	Notice of Redemption of RCIs
01/11/2011	Barclays Bank PLC	Publication of Prospectus
03/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
09/11/2011	Barclays Bank PLC	Redemption of ZCNs and Cancellation of Listing
10/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
10/11/2011	Barclays Bank PLC	Barclays announces sale of Barclays Private Equity
14/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
15/11/2011	Barclays Bank PLC	Redemption of ZCNs and Cancellation of Listing
16/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
18/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
22/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
28/11/2011	Barclays Bank PLC	FRN Variable Rate Fix
31/10/2011	Barclays Bank PLC	Interim Management Statement
01/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
06/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
08/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
08/12/2011	Barclays Bank PLC	Statement on EBA Announcement
12/12/2011	Barclays Bank PLC	Publication of Base Prospectus Supplement
16/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
16/12/2011	Barclays Bank PLC	Invitation to purchase securities for cash: update
19/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
20/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
20/12/2011	Barclays Bank PLC	Invitation to purchase securities for cash: update
21/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
21/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
28/12/2011	Barclays Bank PLC	FRN Variable Rate Fix
03/01/2012	Barclays Bank PLC	Publications of Base Prospectus Supplement
05/01/2012	Barclays Bank PLC	Invitation to purchase securities for cash
10/01/2012	Barclays Bank PLC	Publication of Prospectus
11/01/2012	Barclays Bank PLC	Publication of Final Terms
12/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
13/01/2012	Barclays Bank PLC	Publication of Final Terms
13/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
16/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
18/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
19/01/2012	Barclays Bank PLC	Publication of Final Terms
23/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
24/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
25/01/2012	Barclays Bank PLC	Credit Event: Put Option
26/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
27/01/2012	Barclays Bank PLC	Redemption of Notes and Cancellation of Listing
27/01/2012	Barclays Bank PLC	Early Redemption
31/01/2012	Barclays Bank PLC	FRN Variable Rate Fix
10/02/2012	Barclays Bank PLC	Final Results
14/02/2012	Barclays Bank PLC	Publication of Base Prospectus
16/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
17/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
17/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
20/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
21/02/2012	Barclays Bank PLC	Publication of Final Terms
21/02/2012	Barclays Bank PLC	Early Redemption
22/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
24/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
27/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
28/02/2012	Barclays Bank PLC	FRN Variable Rate Fix
01/03/2012	Barclays Bank PLC	Publication of Final Terms
05/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
06/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
09/03/2012	Barclays Bank PLC	Annual Financial Report
09/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
09/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
09/03/2012	Barclays Bank PLC	Credit Event: Put Option
13/03/2012	Barclays Bank PLC	Change in Director's Details
19/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
19/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
20/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
21/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
21/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
26/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
30/03/2012	Barclays Bank PLC	Annual report on Form 20-F
30/03/2012	Barclays Bank PLC	FRN Variable Rate Fix
02/04/2012	Barclays Bank PLC	Redemption of Notes and Cancellation of Listing
03/04/2012	Barclays Bank PLC	Change in Director's Details
04/04/2012	Barclays Bank PLC	Publication of Final Terms

Details of all regulatory announcements can be found in full on the Company's Market News page on the London Stock Exchange website at www.londonstockexchange.com.

The Company has submitted filings to the US Securities and Exchange Commission ("SEC").  Full details of the filings can be found on the SEC's website at: www.sec.gov.

The Company has submitted filings to the Canadian securities regulatory authorities. Full details of the filings can be found at: www.sedar.com.

The Company's securities are also listed on Euronext Paris, Deutsche Boerse, the Luxembourg Stock Exchange, the Channel Islands Stock Exchange, the Copenhagen Stock Exchange, the Irish Stock Exchange, the Borsa Italiana, the Warsaw Stock Exchange, the Prague Stock Exchange and the Madrid and Barcelona Stock Exchanges.  Details of regulatory filings made to these bodies can be found on the following websites:

Euronext Paris                                                    www.euronext.com
Deutsche Boerse                                               www.boerse-frankfurt.com
Luxembourg Stock Exchange                           www.bourse.lu
Channel Islands Stock Exchange                     www.cisx.com
Copenhagen Stock Exchange                           www.nasdaqomxnordic.com
Irish Stock Exchange                                          www.ise.ie
Borsa Italiana                                                       www.borsaitaliana.it
Singapore Stock Exchange                                 www.sgx.com
Nordic Derivatives Exchange                             www.ngm.se
Warsaw Stock Exchange                                     www.gpw.pl
Prague Stock Exchange                                        www.pse.cz
Madrid and Barcelona Stock Exchanges           www.cnmv.es

The Company has submitted filings to Companies House, in relation to:

- the resignation of Directors and changes in Directors' particulars
- particulars of mortgages/charges and declarations of satisfaction
- the Company's annual return
- the authority to allot shares and the dis-application of pre-emption rights
- the filing of accounts

Copies of these documents can be found on the Companies House Direct website at: www.direct.companieshouse.gov.uk or by contacting Companies House, Crown Way, Maindy, Cardiff CF14 3UZ.

In accordance with Article 27(3) of the Prospectus Directive Regulation, it is acknowledged that whilst the information referred to above was up to date at the time of publication, such disclosures may, at any time, become out of date due to changing circumstances.

Patrick Gonsalves
Secretary
5 April 2012

Exhibit No.8

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 4 dated 5 April 2012 to the Base Prospectus dated 26 August 2011 for the Barclays Bank PLC €35,000,000,000 Global Covered Bond Programme unconditionally and irrevocably guaranteed as to payments by Barclays Covered Bonds LLP

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/9543A_1-2012-4-5.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS BANK PLC €35,000,000,000 GLOBAL COVERED BOND PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.9

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 5 dated 5th April, 2012 to the Base Prospectus dated 22nd June, 2011 for the Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/9547A_1-2012-4-5.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.10

Publication of Base Prospectus Supplement

The following base prospectus supplement has been approved by the UK Listing Authority and is available for viewing:

Base Prospectus Supplement No. 5 dated 5th April, 2012 to the Base Prospectus dated 22nd June, 2011 for the Barclays Bank PLC £60,000,000,000 Debt Issuance Programme

To view the full document, please paste the following URL into the address bar of your browser

http://www.rns-pdf.londonstockexchange.com/rns/9547A_1-2012-4-5.pdf

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact:

Barclays Treasury
1 Churchill Place
Canary Wharf
London E14 5HP

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: You must read the following before continuing: The following applies to the Base Prospectus Supplement available by clicking on the link above, and you are therefore advised to read this carefully before reading, accessing or making any other use of the Base Prospectus Supplement. In accessing the Base Prospectus Supplement, you agree to be bound by the following terms and conditions, including any modifications to them, any time you receive any information from us as a result of such access.

THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE BASE PROSPECTUS SUPPLEMENT MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITHIN THE UNITED STATES TO QIBs (AS DEFINED BELOW) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT ("RULE 144A"). ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE BASE PROSPECTUS SUPPLEMENT IN WHOLE OR IN PART IS PROHIBITED. FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS RELATING TO THE BARCLAYS PLC AND BARCLAYS BANK PLC £60,000,000,000 DEBT ISSUANCE PROGRAMME (THE "BASE PROSPECTUS") AND THE BASE PROSPECTUS SUPPLEMENT HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES OR OTHER JURISDICTION. ANY NOTES ISSUED OR TO BE ISSUED PURSUANT TO THE BASE PROSPECTUS AND THE BASE PROSPECTUS SUPPLEMENT MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (1) IN ACCORDANCE WITH RULE 144A UNDER THE SECURITIES ACT TO PERSONS REASONABLY BELIEVED TO BE QUALIFIED INSTITUTIONAL BUYERS (EACH A "QIB") WITHIN THE MEANING OF RULE 144A OR (2) IN AN OFFSHORE TRANSACTION TO A PERSON THAT IS NOT A U.S. PERSON IN ACCORDANCE WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT.

Please note that the information contained in the Base Prospectus Supplement may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus is not addressed. Prior to relying on the information contained in the Base Prospectus and the Base Prospectus Supplement you must ascertain from the Base Prospectus whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Base Prospectus Supplement or make an investment decision with respect to any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, you must be (i) a person other than a U.S. person (within the meaning of Regulation S under the Securities Act); or (ii) a QIB that is acquiring the securities for its own account or for the account of another QIB. By accessing the Base Prospectus Supplement, you shall be deemed to have represented that you are not a U.S. person or that you are a QIB, and that you consent to delivery of the Base Prospectus Supplement via electronic publication.

You are reminded that the Base Prospectus Supplement has been made available to you on the basis that you are a person into whose possession the Base Prospectus Supplement may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Base Prospectus Supplement to any other person.

The Base Prospectus Supplement does not constitute, and may not be used in connection with, an offer or solicitation in any place where offers or solicitations are not permitted by law. If a jurisdiction requires that the offering be made by a licensed broker or dealer and the underwriters or any affiliate of the underwriters is a licensed broker or dealer in that jurisdiction, the offering shall be deemed to be made by the underwriters or such affiliate on behalf of the issuers in such jurisdiction. Under no circumstances shall the Base Prospectus Supplement constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of any Notes issued or to be issued pursuant to the Base Prospectus and the Base Prospectus Supplement, in any jurisdiction in which such offer, solicitation or sale would be unlawful.

The Base Prospectus Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the issuers, their advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Base Prospectus Supplement made available to you in electronic format and the hard copy version available to you on request from the issuers.

Exhibit No.11

As Agent Bank, please be advised of the following rate determined on: 12/04/12
Issue	¦ Barclays Bank Plc - Series 64 Tranche 1 - EUR 50,000,000 Subordinated FRN due 15 Oct 2019

ISIN Number	¦ XS0102643169
ISIN Reference	¦ 10264316
Issue Nomin EUR	¦ 50,000,000
Period	¦ 16/04/12 to 15/10/12		Payment Date 15/10/12
Number of Days	¦ 182
Rate	¦ 1.553
Denomination EUR	¦ 50,000,000	¦	¦

Amount Payable per Denomination	¦ 392,563.89	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.12

Re:	BARCLAYS BANK PLC.
GBP 2,000,000,000.00
MATURING: 16-May-2018
ISIN: XS0398795574

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2012 TO 16-May-2012 HAS BEEN FIXED AT 1.239130 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-May-2012 WILL AMOUNT TO:
GBP 50.92 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.13

Re:	BARCLAYS BANK PLC.
GBP 1,000,000,000.00
MATURING: 16-May-2019
ISIN: XS0398797604

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
16-Apr-2012 TO 16-May-2012 HAS BEEN FIXED AT 1.239130 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 16-May-2012 WILL AMOUNT TO:
GBP 50.92 PER GBP 50,000.00 DENOMINATION

Barclays Bank PLC

Source: Barclays Bank PLC

Exhibit No.14

19 April 2012

BARCLAYS PLC and BARCLAYS BANK PLC

CHANGE IN DIRECTOR'S DETAILS

In accordance with Listing Rule LR 9.6.14(2), Barclays PLC and Barclays Bank PLC announce that Fulvio Conti was appointed to the Board of RCS MediaGroup S.p.A as an independent Director with effect from 4 April 2012.

For further information please contact:

Media Relations

Gemma Walmsley or Giles Croot

Tel: +44 (0) 20 7116 4755

Exhibit No.15

Re:	BARCLAYS BANK PLC.
GBP 750,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0734574915

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Apr-2012 TO 20-Jul-2012 HAS BEEN FIXED AT 2.513130 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 20-Jul-2012 WILL AMOUNT TO:
GBP 6.27 PER GBP 1,000.00 DENOMINATION

Exhibit No.16

Re:	BARCLAYS BANK PLC.
GBP 700,000,000.00
MATURING: 20-Jan-2015
ISIN: XS0752035195

PLEASE BE ADVISED THAT THE INTEREST RATE FOR THE PERIOD
20-Apr-2012 TO 20-Jul-2012 HAS BEEN FIXED AT 2.513130 PCT

DAY BASIS: ACTUAL/365(FIX)

INTEREST PAYABLE VALUE 20-Jul-2012 WILL AMOUNT TO:
GBP 6.27 PER GBP 1,000.00 DENOMINATION

Exhibit No.17

Please be advised the following issue will be put for PLN 100,312,500 on 25 April 2012

ISSUE -Barclays Bank PLC - Series GSN25499 - Maturity Date 7 May 2013 - Isin XS0506340438 - O/S Nominal PLN 1,299,648,750

The outstanding balance will therefore be PLN 1,199,336,250

Please amend your record accordingly.

Exhibit No.18

As Agent Bank, please be advised of the following rate determined on: 25/04/12
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 27/04/12 to 31/07/12		Payment Date 31/07/12
Number of Days	¦ 95
Rate	¦ 2.0625
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,339.99	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.19

As Agent Bank, please be advised of the following rate determined on: 25/04/12
Issue	¦ Barclays Bank Plc - GBP 200,000,000 Undated FRPC Notes Series 3 PERPETUAL

ISIN Number	¦ XS0015014615
ISIN Reference	¦ 01501461
Issue Nomin GBP	¦ 200,000,000
Period	¦ 27/04/12 to 31/07/12		Payment Date 31/07/12
Number of Days	¦ 95
Rate	¦ 2.0625
Denomination GBP	¦ 250,000	¦	¦

Amount Payable per Denomination	¦ 1,338.37	¦	¦

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.20

As Agent Bank, please be advised of the following rate determined on: 26/04/12
Issue	¦ Barclays Bank Plc - Series 203 - EUR 2,560,000,000 FRN due 28 Jan 2013

ISIN Number	¦ XS0459903620
ISIN Reference	¦ 045990362
Issue Nomin EUR	¦ 2,560,000,000
Period	¦ 30/04/12 to 30/07/12		Payment Date 30/07/12
Number of Days	¦ 91
Rate	¦ 1.52
Denomination EUR	¦ 1,000	¦ 50,000	¦ 2,560,000,000

Amount Payable per Denomination	¦ 3.84	¦ Pok192.11	¦ XS0459903620

Bank of New York
Rate Fix Desk		Telephone	¦ 44 1202 689580
Corporate Trust Services		Facsimile	¦ 44 1202 689601

Exhibit No.21

30 April 2012

Barclays PLC

Barclays Natural Resource Investments (BNRI) and Qatar Asset Management Company form major strategic partnership

The Qatar Asset Management Company ("QAMC"), a collaboration between the Qatar Financial Centre Authority ("QFC Authority") and the Qatar Investment Authority, and Barclays Natural Resource Investments ("BNRI"), a division of Barclays Bank PLC, today announced the formation of a major strategic partnership. BNRI is a global private equity business focussed on natural resource investment opportunities.

Under the partnership terms agreed, QAMC will co-invest $250 million in BNRI's current and future portfolio companies, of which a substantial proportion will be allocated to BNRI's existing $2.1 billion portfolio of companies. BNRI will continue to source, execute, manage and exit private equity transactions in the natural resources sectors on a global basis and co-investors will be invited to participate immediately upon completion of each transaction.

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 6132

About Barclays PLC
Barclays is a major global financial services provider engaged in retail banking, credit cards, corporate and investment banking and wealth management with an extensive international presence in Europe, the Americas, Africa and Asia. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs over 146,000 people. Barclays moves, lends, invests and protects money for over 48 million customers and clients worldwide.

For further information about Barclays, please visit our website www.barclays.com.

Exhibit No.22

30 April 2012

Barclays PLC - Voting Rights and Capital

In conformity with the Disclosure and Transparency Rules, Barclays PLC's issued share capital consists of 12,231,485,483 ordinary shares with voting rights as at 27 April 2012. There are no ordinary shares held in Treasury.

The above figure (12,231,485,483) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FSA's Disclosure and Transparency Rules.